Exhibit 99.1

Magic Empire Global Limited Announces First Half 2023 Unaudited Financial Results

HONG KONG, September 8, 2023 — Magic Empire Global Limited (“MEGL” or the “Company”) (NASDAQ: MEGL), a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services, today announced its unaudited financial results for the six months ended June 30, 2023.

Overview:

●	Revenue was approximately HK$6.1 million (US$0.8 million) for the six months ended June 30, 2023, representing a decrease of approximately 22.5% from the same period in 2022.

●	Net income was approximately HK$0.7 million (US$0.1 million) for the six months ended June 30, 2023 (2022: approximately HK$1.5 million).

Six Month Financial Results Ended June 30, 2023

Revenue. Revenue decreased by approximately 22.5% from approximately HK$7.8 million for the six months ended June 30, 2022 to approximately HK$6.1 million (US$0.8 million) for the six months ended June 30, 2023. During the six months ended June 30, 2023, we completed one IPO sponsorship project and recognized relevant income. The increase in revenue from IPO sponsorship services was offset by a decrease in revenue from financial advisory and independent financial advisory services due to delay in several financial advisory projects for clients pursuing a listing in Nasdaq. Revenue from compliance advisory services decreased due to completion of several of our compliance advisory projects during the six months ended June 30, 2023.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 15.6% from approximately HK$6.3 million for the six months ended June 30, 2022 to approximately HK$7.2 million (US$0.9 million) for the six months ended June 30, 2023, which was mainly due to (i) increase in staff costs from increase in payroll to our staff and fees to our independent directors; (ii) increase in travelling, accommodation and entertainment expenses due to increase in travelling for business development following the removal of travel restriction measures; (iii) increase in legal fee and other listing-related expenses.

Other income, net. Other net income increased by approximately HK$1.9 million from approximately HK$16,800 for the six months ended June 30, 2022 to approximately HK$1.9 million (US$0.2 million) for the six months ended June 30, 2023, which was mainly due to the increase in interest income resulting from the increase in bank interest rates and average cash balance.

Income tax expense. Income tax expense decreased to nil for the for the six months ended June 30, 2023 (six months ended June 30, 2022: approximately HK$133,000) as we have available tax losses brought forward.

Net income. Net income decreased by approximately HK$0.7 million to approximately HK$0.7 million (US$0.1 million), which was mainly due to the decrease in revenue.

Basic and diluted EPS. Basic and diluted EPS were approximately HK$0.04 (US$0.005) per ordinary share for the six months ended June 30, 2023, as compared to HK$0.1 (US$0.01) per ordinary share for the six months ended June 30, 2022, respectively.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8363 to US$1.00, the exchange rate on June 30, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HK$	HK$	US$
ASSETS
Current assets:
Cash	121,814,233	94,348,363	12,039,912
Accounts receivable	1,988,403	881,562	112,497
Interest receivables	515,287	522,065	66,621
Deposits and prepayments	1,050,694	2,571,444	328,145
Other receivables – related parties	96,700	—	—
Tax recoverable	587,834	587,834	75,014

Total current assets	126,053,151	98,911,268	12,622,189

Non-current assets:
Property and equipment, net	—	369,903	47,204
Right-of-use assets	3,553,677	2,606,030	332,559
Long-term investment	14,500,000	40,610,739	5,182,387

Total non-current assets	18,053,677	43,586,672	5,562,150
Total assets	144,106,828	142,497,940	18,184,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	1,068,185	109,794	14,010
Contract liabilities	3,054,032	2,616,832	333,937
Operating lease liabilities	1,904,725	1,952,842	249,205

Total current liabilities	6,026,942	4,679,468	597,152

Non-current liabilities:
Operating lease liabilities	1,746,317	757,716	96,693
Total non-current liabilities	1,746,317	757,716	96,693
Total liabilities	7,773,259	5,437,184	693,845

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 300,000,000 shares authorized, and 20,256,099 shares outstanding as of December 31, 2022 and June 30, 2023 respectively	15,826	15,826	2,020
Additional paid-in capital	138,662,858	138,662,858	17,694,940
Accumulated deficits	(2,345,115)	(1,617,928)	(206,466)
Total shareholders’ equity	136,333,569	137,060,756	17,490,494
Total liabilities and shareholders’ equity	144,106,828	142,297,940	18,184,339

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023
	HK$	HK$	US$
REVENUE	7,849,116	6,081,430	776,059

OPERATING EXPENSES:
Selling, general and administrative expenses	(6,257,023)	(7,230,225)	(922,658)
Total operating expenses	(6,257,023)	(7,230,225)	(922,658)

INCOME FROM OPERATIONS	1,592,093	(1,148,795)	(146,599)

OTHER INCOME (EXPENSE)
Interest income	97	1,957,509	249,800
Other income	144,000	-	-
Other expenses	(127,299)	(81,527)	(10,404)
Total other income, net	16,798	1,875,982	239,396

INCOME BEFORE INCOME TAXES	1,608,891	727,187	92,797
INCOME TAX EXPENSES	(132,734)	-	-
NET INCOME	1,476,157	727,187	92,797

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	15,000,000	20,256,099	20,256,099

EARNINGS PER SHARE
Basic and diluted	0.10	0.04	0.005